
THE
WINDSOR

FIRST FINANCIAL BANKSHARES™ INC

A Family of Community Banks℠

Annual Report 2003

Corporate Profile

First Financial Bankshares, Inc. is a financial holding company headquartered in Abilene, Texas, with consolidated assets of $2.1 billion as of December 31, 2003. The corporation has 10 affiliate banks and a trust company, which provide services from 28 full-service locations in the Central, West and High Plains regions of Texas. The common stock of First Financial Bankshares, Inc. is beneficially held by approximately 4,500 shareholders and is listed on The NASDAQ Stock Market® under the symbol FFIN.



Cover photo:
Steve Butman Photography,
Abilene, TX

Getting more than your money's worth.

Taking things at face value comes naturally at First Financial Bankshares. After all, we built our reputation on eye-to-eye, handshake banking. But we also recognize the value of going beyond what's expected, of seeing the forest as well as the trees—especially when it comes to our customers and shareholders. It motivated our investment in technology this year. One that significantly increased efficiencies among our affiliate banks. And it continues to inspire all of our efforts to make banking at the First Financial family of banks a valuable, as well as a profitable, experience.

Financial Highlights

In Thousands (except per share data)	2003	2002	Change
For the Year			
Net Income	$ 35,305	$ 33,953	4.0%
Basic Earnings per Share	2.28	2.20	3.6
Dividends Declared	18,746	16,680	12.4
Dividends per Share	1.21	1.08	12.0
Averages for the Year			
Assets	2,020,185	1,907,999	5.9
Securities	866,719	748,654	15.8
Loans	946,173	942,101	0.4
Deposits	1,739,232	1,644,170	5.8
Shareholders' Equity	245,128	226,768	8.1
At Year-End			
Assets	2,092,571	1,993,183	5.0
Securities	910,302	772,256	17.9
Loans	987,523	964,040	2.4
Deposits	1,796,271	1,711,562	4.9
Shareholders' Equity	251,487	238,768	5.3
Book Value per Share	16.25	15.45	5.2
Trust Assets	991,896	986,224	0.6
Key Ratios			
Return on Average Assets	1.75%	1.78%	
Return on Average Equity	14.40	14.97	
Equity/Assets at Year-End	12.02	11.98	
Efficiency	52.52	51.96	



Dear Shareholders:

First Financial Bankshares achieved its 17th consecutive increase in net income last year. Growing 4.0%, net income totaled $35.3 million compared with $34.0 million in 2002. On a per share basis, earnings grew 3.6% to $2.28 from $2.20. Over the past 10 years, earnings have grown at a compounded annual rate of 11.42%.

The major challenge we faced in 2003 was the interest rate environment. Rates declined to their lowest levels in 40 years, which compressed our interest margins. The main factors causing this compression were lower rates on loans and accelerated amortization of premiums on mortgage-backed bonds. We were pleased that we were able to manage our interest rate risk as well as we did; however, the compressed interest margins decreased our net interest income by 2.2%. This decrease was offset by lower loan loss provisions, an increase in real estate mortgage fees, income from the sale of two properties and additional premiums on the early sale of student loans.

Key profitability ratios were slightly affected by the compressed interest margins. Our return on average assets decreased to 1.75% from 1.78% in 2002. This still compares favorably with the average of 1.20% recorded by our peer group (bank holding companies of similar size). Return on average equity decreased to 14.40% from 14.97% in 2002. The efficiency ratio (the share of revenues consumed by operating expenses) increased slightly to 52.52% from 51.96% in 2002, but it continued to compare favorably with our peer group's average of 61.74%.

Consolidated assets at year-end 2003 totaled $2.093 billion, up 5.0% from $1.993 billion at the end of 2002. Loans increased 2.4% to $987.5 million from $964.0 million. Contributing to this $23.5 million growth was a $22.1 million increase in commercial and agriculture loans and a $37.4 million increase in real estate loans. However, these gains were offset by a $16.4 million decline in consumer loans and a $19.7 million reduction in student loans. The decline in consumer loans was primarily due to lack of demand for automobile loans resulting from the availability of 0% financing from new car manufacturers. The decline in student loans came from the accelerated sale of $53.0 million of such loans so the Company could obtain an increased premium on the sale. Deposits grew by 4.9% to $1.796 billion, fueled primarily by an 11.1% increase in noninterest-bearing demand deposits and a 13.1% rise in interest-bearing demand deposits.

First Financial continued to have strong asset quality and capital strength. Classified loans (those at risk to some degree) increased slightly to 3.95% of total loans from 3.72% a year earlier. Total nonperforming assets decreased to 0.32% of total loans from 0.44% in 2002. Shareholder equity grew to $251.5 million at the end of 2003, creating a strong equity-to-assets ratio of 12.02%. In recognition of the Company's capital strength, the Board raised cash dividends by 10.7% in the second quarter. The increase was accomplished through a 25% stock dividend and a change in the quarterly cash dividend to $0.31 per share. The market price of our common stock at year-end was $41.12 per share, up 35.3% from $30.40 at the end of 2002. The combination of share price appreciation and dividend payments produced a total return to shareholders for 2003 of 39.2%.

We continued to strengthen our infrastructure in 2003 and build a stronger foundation for growth. In January 2003, we formed First Technology Services, Inc. and named Gary Webb as Chairman of the Board and Gary Tucker as President. The new company reflects our commitment to staying on the leading edge of technology in order to expand our products and services and gain operating efficiencies for our Company.

On October 3, 2003, we announced the formation of First Financial Trust & Asset Management Company, N.A., and named Robert Patterson as President. On January 1, 2004, the trust departments of First National Bank of Abilene, San Angelo National Bank, Stephenville Bank & Trust Co. and First National Bank, Sweetwater, were consolidated into the new company, providing it with assets of $991.9 million. The formation of the trust company will allow us to expand our financial management services to our other banks as well as to new markets. We invite you to find out more about our two new companies on pages 4 and 5 of this annual report.

Besides these latest additions, the First Financial family consists of 10 separately chartered community banks that are directed by local boards and focus on the needs of their local communities. We continue to believe that this localized structure is the best for delivering outstanding service to our customers, great benefits to our communities and excellent financial results to our shareholders. But we also need to be able to take advantage of our collective strengths and facilities in providing products and services to our customers. To that end, we have designed new, highly competitive depository products that will be standardized throughout our banks. In addition, we have had our banks sign agency agreements that will allow each of them to service the needs of the other banks' customers. We are presently putting the technology in place to provide this service, and we will present the new concept to our customers by midyear. Customers will then have the ability to use any of our 28 locations and over 50 automated teller machines (ATMs) for their depository and loan servicing needs. During 2004, we will also introduce many other new products and services that will make us more competitive and will add income potential. The offerings will include enhanced overdraft privileges, debt protection and home equity lines of credit.



In March 2004, we announced that we had entered into a definitive agreement to acquire Liberty National Bank, Granbury, Texas, for a contemplated cash purchase price of $12.8 million. Liberty National had approximately $60 million in total assets and $6 million in shareholder equity as of December 31, 2003. A growing and vibrant community, Granbury is 40 miles southwest of Fort Worth and is centrally located between four of our eastern banks. We expect to finalize the transaction in mid 2004, following regulatory approval.

Weatherford National Bank has announced plans to open a branch bank in Willow Park (a community between Weatherford and Fort Worth), and First Financial Bank, Cleburne has announced that it will open a new branch in Mansfield (which is south of Fort Worth). Both of these are fast-growing communities with excellent demographics. The Willow Park branch should open prior to the end of 2004, and the Mansfield branch in early 2005. Each of these branch openings fits well into our long-term strategy of strengthening our presence in growing communities within a 50-mile radius of the Dallas/Fort Worth Metroplex.

I could not be more pleased with our management team, consisting of Bruce Hildebrand, Gary Webb, Robert Patterson, Gary Gragg and each of our presidents. This team has diligently worked together to move your company forward and accomplish the many goals set out in our strategic plan. We are also pleased that Ken Murphy, our Chairman of the Board and retired President and CEO, has chosen to extend his consulting agreement with the Company for an additional year. His counsel and wisdom continue to be very valuable to us. In addition, we appreciate the support and direction from our Board members, who give of their expertise so willingly.

All of us at the Company – management, associates and Board members – realize the importance of going the extra distance for our shareholders and customers. Thank you for your support of and investment in First Financial Bankshares.

F. Scott Dueser

F. Scott Dueser
President and Chief Executive Officer,
First Financial Bankshares Inc.



l to r: Gary S. Gragg, J. Bruce Hildebrand, F. Scott Dueser, Gary L. Webb and Robert S. Patterson



First Financial Trust & Asset Management Company, N.A.

With the resurgence of the stock market in the final three quarters of 2003, our trust departments in Abilene, San Angelo, Stephenville and Sweetwater produced solid revenue for the year of $6.02 million, an increase of 3.2% over the prior year. This provided a contribution of after-tax income of $1.6 million, an increase of 19.9% over 2002. Assets grew modestly to $991.9 million at December 31, 2003. Using a proven investment strategy of well-diversified portfolios with appropriate, individually designed asset allocation, our portfolio managers again generated exceptional returns for our customers. In the nine years Jerry Nelson has managed our Investment Department, the average yearly equity return has been 12.01%, or 171 basis points above our historic benchmark, the Lipper Large Cap Growth & Value Index.

Several initiatives reached fruition during 2003:

- We formed First Financial Trust & Asset Management Company, N.A. on October 1. As a limited-purpose national bank, we can now provide combined superior trust services not only to our sister banks, but in other cities and locations throughout the state. Effective January 1, 2004, the trust departments of our banks in Abilene, San Angelo, Stephenville and Sweetwater were consolidated into our new trust company. We remain committed to delivering professional, highly personalized service to our customers on a local basis.
- To elevate the investment process in the Trust Department of Stephenville Bank & Trust, we added Chris Montoya as Portfolio Manager on January 1, 2003. His outstanding investment advice has benefited our Stephenville customers.
- On April 1, we successfully converted First National Bank, Sweetwater, to the SEI Corporation Trust Accounting System. Now all our trust locations use this same operating system, enhancing our ability to provide a uniform, high-quality product to our customers.

We enter 2004 with skilled, experienced, focused professionals delivering firsthand trust and investment management services. Each trust office offers financial products and services to meet today's multidisciplined investment needs. We remain committed to providing one-on-one service to each and every customer, rather than relegating accounts to a service center. We are actively seeking staff to serve Cleburne, Southlake and Weatherford markets. First Financial Trust & Asset Management Company is well-poised to continue its contribution of strong performance and results for our customers and shareholders.


Trust Assets (in millions)
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$845
$911
$959
$986
$992
99
00
01
02
03


Trust Fees (in millions)
$6
$5
$4
$3
$2
$1
$0
$5.10
$5.50
$5.89
$5.83
$6.02
99
00
01
02
03


Trust Net Income (in millions)
$1.6
$1.5
$1.4
$1.3
$1.2
$1.1
$0
$1.216
$1.424
$1.600
$1.324
$1.587
99
00
01
02
03

Senior Officers



Robert S. Patterson
President and CEO



Kirk Thaxton
Executive Vice President
Abilene



David Byrd
Executive Vice President
San Angelo



Joe Ayres
Senior Vice President
Stephenville



Janis McDowell
Senior Vice President
Sweetwater



Senior Officers



Gary L. Webb
Chairman



Gary Tucker
President and CEO

First Technology Services, Inc.

First Technology Services, Inc. (FTS), a wholly-owned subsidiary, was launched on January 1, 2003, to build and support a superior technology infrastructure for our family of community banks. Formed from the technology department of our Abilene bank, FTS now leads initiatives across First Financial Bankshares to better utilize our family of banks' broad resources while increasing accountability to all employees, customers and shareholders.

FTS executed a number of successful initiatives during 2003, significantly improving the quality, capacity and flexibility of our technology infrastructure. Chief among our accomplishments were:

- Implementation of remote check-processing capabilities in Hereford and Cleburne. The Cleburne site, which replaces a third-party processor, captures checks from our Weatherford, Mineral Wells, Stephenville and Cleburne banks. This site will also support future processing growth in the Dallas/Fort Worth area and represents an annual savings of approximately $500 thousand.
- Implementation of agency agreements, along with new teller and account-opening systems throughout the banks, will allow our frontline staff to serve account holders from any of our banks with greater efficiency and accuracy. This will give our customers more choices and greater banking freedom, and further leverages our 28 banking locations.
- Improvements in our corporate cash-management systems allow our commercial customers greater flexibility in how and when they bank, along with better protection against corporate check fraud.
- Implementation of new check fraud systems protects our banks and our customers against the growing industry problem of fraudulent checks and check kiting schemes.
- Initiation of deposit product redesign and standardization will create a common set of deposit products across all our banks. These highly competitive, standardized products, along with our new deposit system, further enable us to support all customers from any of our banking locations.

FTS will build on these successes and strengthen our technology foundation in 2004 with initiatives such as:

- Introduction of a new e-mail system will provide greater messaging and collaboration capabilities for all employees, as well as establish a foundation for future enhancements.
- Implementation of a company-wide, state-of-the-art telecom system will improve our telecommunications and customer service while reducing operating costs.
- Installation of new lending and mortgage software will allow quicker decision making and greater integration with other applications.
- Development of new Web sites for all of our banks will provide our customers with better information in an easier-to-use format. Added consistency from site to site will also enhance our marketing initiatives and serve as an important tool for strengthening the First Financial brand across all our banks, while decreasing our overall Web development and maintenance costs.

FTS provides the technology resources for our current operations while anticipating future growth needs. By building a solid infrastructure to create the capacity for internal growth and the scalability for potential acquisitions, FTS helps position First Financial Bankshares for a future of expansion and profitability.



First National Bank of Abilene

Taylor County Deposit Market Share 45%

Main Office
400 Pine Street
Abilene, Texas 79601
Chartered 1890

Branches
4400 Buffalo Gap Road
Abilene, Texas 79606

4350 Southwest Drive
Abilene, Texas 79606

920 N. Willis
Abilene, Texas 79603

3300 S. 14th Street
Abilene, Texas 79605

1010 N. Judge Ely Blvd.
Abilene, Texas 79601

701 Pine Street
Abilene, Texas 79601

1345 Barrow Street
Abilene, Texas 79605

Senior Officers

F. Scott Dueser
Chairman of the Board

Chuck Cowell
President and Chief Executive Officer

Leo Dennis
Executive Vice President, Chief Financial Officer and Cashier

Ron Fogle
Executive Vice President, Commercial Loans

Robert S. Patterson
Executive Vice President and Senior Trust Officer

John Prince
Executive Vice President, Personal Loans

Kirk Thaxton
Executive Vice President and Senior Trust Officer

Directors

Chuck Cowell
President and Chief Executive Officer

J. Michael Alexander
President, James M. Alexander & Co.

Tucker S. Bridwell
President and Chief Executive Officer, Mansefeldt Investments, Inc.

Joseph E. Canon
Executive Director, Dodge Jones Foundation

David Copeland
President, Shelton Family Foundation

Joe Crawford
President, Abilene Aero, Inc.

F. Scott Dueser
First Financial Bankshares, Inc.

Charles Ezzell
Investments

Allan D. Frizzell
Executive Vice President, Enrich Oil Corporation

Raymond A. McDaniel, Jr.
Investments

Bynum Miers
Rancher

William D. Minter
Vice President, CameraMouse

Stanley Morris, Jr.
Investments

Kenneth T. Murphy
First Financial Bankshares, Inc.

Dian Graves Stai
Investments

Michael C. Waters, F.A.C.H.E.
President, Hendrick Health System

Advisory

Bob J. Surovik
McMahon, Surovik, Suttle, Buhrmann, Hicks, Gill & Cannon, P.C.

Steve Suttle
McMahon, Surovik, Suttle, Buhrmann, Hicks, Gill & Cannon, P.C.

Directors Emeritus

James M. Parker
President, Parker Properties, Inc.

Jack D. Ramsey, M.D.
Physician

In Thousands	Dec. 31, 2003	Dec. 31, 2002
Assets	$753,864	$705,468
Loans	339,444	353,564
Deposits	660,824	624,262
Equity	67,050	68,670
Net Income	14,966	14,277
Return on Average Assets	2.07%	2.12%
Efficiency Ratio	48.21	50.86



Chuck Cowell
President and Chief Executive Officer





First Financial Bank, N.A.
Johnson County Deposit Market Share 21%

In Thousands	Dec. 31, 2003	Dec. 31, 2002
Assets	$211,094	$205,591
Loans	104,161	106,755
Deposits	189,382	182,715
Equity	20,043	20,334
Net Income	3,554	3,451
Return on Average Assets	1.75%	1.72%
Efficiency Ratio	52.69	51.13



Ronald E. Schneider
Chairman of the Board, President and Chief Executive Officer



Main Office
403 N. Main
Cleburne, Texas 76033
Chartered 1927

Branches
200 N. Ridgeway
Cleburne, Texas 76033

1900 S.W. Wilshire
Burleson, Texas 76028

201 E. Highway 67
Alvarado, Texas 76009

Senior Officers
Ronald E. Schneider
Chairman of the Board, President and Chief Executive Officer

Perry Ginn
Executive Vice President

Homer S. Pittman, Jr.
Executive Vice President and Cashier

Derek Schmidt
Executive Vice President

Directors
Ronald E. Schneider
Chairman of the Board, President and Chief Executive Officer

Albert A. Archer
Chairman of the Board, Walls Industries, Inc.

Gary Bennett
Bennett Printing & Office Supply

Robert T. Childress
Investments

F. Scott Dueser
First Financial Bankshares, Inc.

Jim Easdon
Investments

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Hollis E. (Gene) Joslin
Investments

Brent D. Magers
Chief Executive Officer and Administrator, Walls Regional Hospital

George Marti
Marti Enterprises


Guest

Eastland National Bank
Eastland County Deposit Market Share 26%

Office
201 E. Main
Eastland, Texas 76448
Chartered 1934

Senior Officers

Tommy J. Barrow
Chairman of the Board, President and Chief Executive Officer

Clint S. Ferguson
Executive Vice President

Jim Davidson
Senior Vice President and Cashier

Directors

Tommy J. Barrow
Chairman of the Board, President and Chief Executive Officer

F. Scott Dueser
First Financial Bankshares, Inc.

Clint S. Ferguson
Executive Vice President

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Jim Keffer
President, EBAA Iron Sales, Inc.

Mike T. Perry
President, Kinnaird, Rossander & Perry Agency, Inc.

Dale Squiers, R.Ph.
Owner, Eastland Drug Company

Tommy Warford
Turner, Seaberry and Warford, Attorneys

M.D. White, Jr.
President and Owner, Ace Hardware Store Eastland/Cisco

In Thousands	Dec. 31, 2003	Dec. 31, 2002
Assets	$58,005	$59,090
Loans	30,921	31,931
Deposits	52,076	50,109
Equity	5,921	6,113
Net Income	1,061	1,016
Return on Average Assets	1.83%	1.70%
Efficiency Ratio	55.01	54.38



Tommy J. Barrow
Chairman of the Board, President and Chief Executive Officer





Hereford State Bank

Deaf Smith County Deposit Market Share 45%

In Thousands	Dec. 31, 2003	Dec. 31, 2002
Assets	$93,299	$80,976
Loans	53,549	38,383
Deposits	82,244	71,926
Equity	8,558	8,529
Net Income	1,311	1,205
Return on Average Assets	1.53%	1.48%
Efficiency Ratio	56.31	55.19



Mike Mauldin
Chairman of the Board, President and Chief Executive Officer



Office
212 E. Third Street
Hereford, Texas 79045
Chartered 1947

Senior Officers

Mike Mauldin
Chairman of the Board, President and Chief Executive Officer

Jeff Brown
Senior Vice President

Mike Cullen
Senior Vice President

Steve Gilbert
Senior Vice President and Cashier

Directors

Mike Mauldin
Chairman of the Board, President and Chief Executive Officer

Joe Artho
Retired General Manager, Hereford Grain Corp.

Terry Brumlow
Retired Banker

F. Scott Dueser
First Financial Bankshares, Inc.

Steve Lewis, D.V.M.
Manager and Senior Partner, Hereford Veterinary Clinic

Garth Merrick
President and Chief Executive Officer, Merrick Petfoods, Inc.

Allen Parson
Restaurateur and Investments

Craig Smith
Retired Banker and Rancher

Jerry Stevens
Vice President and General Manager, Stevens 5-Star Car and Truck Center

Johnny E. Trotter
President and Chief Executive Officer, Livestock Investors, Ltd.

Roger Williams
Farming

Advisory Director

Terry Langehennig
Cowsert, Line and Langehennig, Attorneys



City National Bank, Mineral Wells

Palo Pinto County Deposit Market Share 25%

Office
1900 E. Hubbard
Mineral Wells, Texas 76067
Chartered 1925

Senior Officers

Kenneth A. Williamson
Chairman of the Board, President and Chief Executive Officer

Brad Seay
Executive Vice President, Lending

Mike Mearse
Senior Vice President

Eddie Gregory
Vice President

Kay Hudspeth
Cashier

Directors

Kenneth A. Williamson
Chairman of the Board, President and Chief Executive Officer

F. Scott Dueser
First Financial Bankshares, Inc.

Doyle Lee
Chairman, President and CEO, Weatherford National Bank

Terry L. Murphy
President and Chief Executive Officer, Murphy and Murphy, Inc.

Don O'Neal
Don O'Neal Distributing Company, Inc., O'Neal Enterprises, Inc.

David Ramsey, M.D.
Family Practice Center

Brad Seay
Executive Vice President, Lending

Jimmy Seay
Investments and Ranching

Walter Joe Thomas, D.D.S.
Dentist

In Thousands	Dec. 31, 2003	Dec. 31, 2002
Assets	$98,124	$93,969
Loans	53,779	51,224
Deposits	86,412	84,043
Equity	9,628	9,538
Net Income	1,813	1,659
Return on Average Assets	1.86%	1.79%
Efficiency Ratio	46.12	46.86



Kenneth A. Williamson
Chairman of the Board, President and Chief Executive Officer





San Angelo National Bank

Tom Green County Deposit Market Share 25%

In Thousands	Dec. 31, 2003	Dec. 31, 2002
Assets	$323,847	$303,124
Loans	124,076	115,450
Deposits	261,590	251,931
Equity	29,730	30,634
Net Income	5,020	4,917
Return on Average Assets	1.63%	1.70%
Efficiency Ratio	49.36	50.64



Michael L. Boyd
President and Chief Executive Officer



Main Office
301 W. Beauregard
San Angelo, Texas 76903
Chartered 1997

Branch
3471 Knickerbocker
San Angelo, Texas 76904

Senior Officers

Michael L. Boyd
President and Chief Executive Officer

David Byrd
Executive Vice President and Trust Officer

Robert Pate
Executive Vice President

Katherine Reeves
Executive Vice President and Cashier

Directors

Dal DeWees
Chairman of the Board

Michael L. Boyd
President and Chief Executive Officer

W. Dan Cravy, M.D.
Physician

Rick DeHoyos
Partner
Ratliff, Edwards & DeHoyos

David B. Drake
Investment Advisor

F. Scott Dueser
First Financial Bankshares, Inc.

Doug Eakman
Owner, Pecos Street Pharmacy

Ron Giddiens
Investments/Business Consulting

Joe Henderson
President, Porter Henderson Implement Company, Inc.

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Robert D. Housley
President and Owner, Housley Communications

David F. Lupton
President, Angelo Glass & Mirror Company, Inc.

Bill Pfluger
Rancher

Barbara Riley
President, Olio, Inc.

Richard W. Salmon
Investments

John E. Schwartz, Sr.
Farmer/Rancher

Mary Jane Steadman
Attorney, Real Estate Investment Management

F.L. (Steve) Stephens
Retired Chairman and Chief Executive Officer, Town & Country Food Stores, Inc.

Advisory

Jim Johnson
Shannon, Porter, Johnson, Pfluger, Davis & Joynton, LLP



First Financial Bank, N.A. Southlake

Cities of Southlake, Keller and Roanoke Deposit Market Share 8%

Main Office
3205 E. Highway 114
Southlake, Texas 76092
Chartered 1985

Branches
95 Trophy Club Drive
Trophy Club, Texas 76262

891 E. Keller Parkway
Suite 100
Keller, Texas 76248

Senior Officers

Mark L. Jones
President and Chief Executive Officer

F. Mills Shallene
Senior Vice President

J. Sean Shope
Senior Vice President

Joe Stubbs
Senior Vice President and Cashier

Directors

Perry D. Elliott
Chairman of the Board

James E. Burger
Burger Construction

Jack Dortch
Jack Dortch Insurance Agency

F. Scott Dueser
First Financial Bankshares, Inc.

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Derrell E. Johnson
President, American Council of Engineering Companies Life Health Trust

Mark L. Jones
President and Chief Executive Officer

K. Wayne Lee
President, DDFW Properties

Jim Ridenour
President, Sunbelt Station Service

In Thousands	Dec. 31, 2003	Dec. 31, 2002
Assets	$74,410	$67,750
Loans	54,441	45,132
Deposits	64,478	61,532
Equity	6,297	6,295
Net Income	661	412
Return on Average Assets	0.94%	0.62%
Efficiency ratio	75.54	76.58



Mark L. Jones
President and Chief Executive Officer





Stephenville Bank & Trust Co.

Erath County Deposit Market Share 32%

In Thousands	Dec. 31, 2003	Dec. 31, 2002
Assets	$147,980	$138,260
Loans	76,814	75,454
Deposits	134,317	125,226
Equity	13,306	12,755
Net Income	2,004	2,313
Return on Average Assets	1.42%	1.75%
Efficiency Ratio	51.19	47.93



Ron Butler
President and Chief Executive Officer



Main Office
2201 W. South Loop
Stephenville, Texas 76401
Chartered 1923

Branches
1875 Lingleville Road
Stephenville, Texas 76401

199 N. Columbia
Stephenville, Texas 76401

Senior Officers

Ron Butler
President and Chief Executive Officer

Perry D. Elliott
Vice Chairman

Ken Luker
Executive Vice President

Monty Bedwell
Senior Vice President

Dereece Howell
Senior Vice President and Cashier

Robert Lemons
Senior Vice President

Terry McCoy
Senior Vice President

Robert Reeves
Senior Vice President

Directors

James C. Terrell, Jr., M.D.
Chairman of the Board

Perry D. Elliott
Vice Chairman

Ron Butler
President and Chief Executive Officer

William L. Corbin
Investments

F. Scott Dueser
First Financial Bankshares, Inc.

Charles P. Gillespie, Jr.
Engineer

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Bill Parham
Parham & Parham, CPAs

Jerry Parham
Investments

Jack Parks
Farmer

Ronald E. Schneider
First Financial Bank, Cleburne

Frank Terrell, M.D.
Ophthalmologist

John Terrill
Attorney

Advisory

W.L. Nix
Investments



First National Bank, Sweetwater
Nolan and Fisher Counties Deposit Market Share 40%

Main Office
201 Elm Street
Sweetwater, Texas 79556
Chartered 1948

Branches
123 N. Concho
Roby, Texas 79543

117 N. Main
Trent, Texas 79561

Senior Officers

J.V. Martin
Chairman of the Board, President and Chief Executive Officer

Kirby Andrews
Executive Vice President, Lending

Donnie Ruppert
Executive Vice President and Controller

Rodney Foster
Senior Vice President, Lending

Janis McDowell
Senior Vice President, Trust Officer

Directors

J.V. Martin
Chairman of the Board, President and Chief Executive Officer

Glenn D. Bennett
Bennett & Associates

Louis Brooks, Jr.
Ranching, Brooks-Maberry, Inc.

Bill W. Burns
President, Bill Burns Oil Co., Inc.

Ronnie Cox
Owner, Cox Jewelry

F. Scott Dueser
First Financial Bankshares, Inc.

Cecil J. King
Retired President, Citizens State Bank, Roby

Thomas L. Rees, Sr.
Rees and Rees, Attorneys

In Thousands	Dec. 31, 2003	Dec. 31, 2002
Assets	$121,055	$112,079
Loans	49,012	49,487
Deposits	109,253	100,306
Equity	11,179	11,114
Net Income	2,271	2,078
Return on Average Assets	1.90%	1.99%
Efficiency Ratio	51.99	48.59



J.V. Martin
Chairman of the Board, President and Chief Executive Officer




IN ST

Weatherford National Bank

Parker County Deposit Market Share 25%

In Thousands	Dec. 31, 2003	Dec. 31, 2002
Assets	$219,303	$211,235
Loans	101,326	96,660
Deposits	198,561	189,630
Equity	20,117	20,526
Net Income	3,934	3,862
Return on Average Assets	1.95%	1.97%
Efficiency Ratio	49.11	48.39



Doyle Lee
Chairman of the Board, President and Chief Executive Officer



Main Office

101 N. Main Street
Weatherford, Texas 76086
Chartered 1984

Branches

101 College Park Drive
Weatherford, Texas 76086

1214 N. Main Street
Weatherford, Texas 76086

505 Farm Road 1187
Aledo, Texas 76008

Senior Officers

Doyle Lee
Chairman of the Board, President and Chief Executive Officer

Bob Bradberry
Executive Vice President

Jay Gibbs
Executive Vice President

Paul Baker
Senior Vice President

Jean Bryan
Senior Vice President

Larry Mangrem
Senior Vice President and Cashier

Louis Sneed
Senior Vice President

Directors

Doyle Lee
Chairman of the Board, President and Chief Executive Officer

Stephen G. Brogdon, D.D.S.
General and Cosmetic Dentistry

Mac A. Coalson
Real Estate and Ranching

F. Scott Dueser
First Financial Bankshares, Inc.

Clay Hicks
Oil and Gas Investments

Nan Kingsley
President, Bluestern Studios, Inc.

Dave Lang
President, Dralco, Inc.



Selected Financial Data

In Thousands (except per share data)

Year-End	Total Assets[1]	Shareholders' Equity[1]	Net Income[1]	Basic Earnings per Share[2]	Cash Dividends per Share[2]	Stock Dividends and Splits	Year-End Book Value per Share[2]	Year-End Market Value per Share[2]
2003	$2,092,571	$251,487	$35,305	$2.28	$1.21	5/4 split	$16.25	$41.12
2002	1,993,183	238,768	33,953	2.20	1.08	–	15.45	30.40
2001	1,929,694	213,654	29,355	1.91	0.93	5/4 split	13.86	24.08
2000	1,753,814	196,121	28,316	1.82	0.82	–	12.74	20.12
1999	1,723,369	178,663	25,690	1.65	0.72	–	11.46	19.68
1998	1,686,647	169,449	23,254	1.50	0.64	10% dividend	10.90	22.40
1997	1,573,509	148,226	20,063	1.36	0.56	5/4 split	9.97	24.95
1996	1,262,041	131,161	18,122	1.26	0.50	5/4 split	9.09	18.62
1995	1,062,325	114,917	16,355	1.22	0.45	–	8.53	12.47
1994	1,001,906	103,908	13,112	0.98	0.41	5/4 split	7.74	9.95
Ten-Year Compound Growth Rate	8.51%	10.77%	11.42%	8.06%	12.88%	–	8.50%	12.76%

(1) As originally reported at the close of each year and prior to restatements for pooling-of-interests.
(2) Adjusted for stock dividends and splits.



J. Bruce Hildebrand
Executive Vice President and Chief Financial Officer

2003 Common Stock Market Value and Dividend Data

Quarter	High	Low	Close	Dividends
Fourth	$43.89	$37.12	$41.12	$0.31
Third	41.02	32.35	36.96	0.31
Second	38.80	28.01	33.46	0.31
First	32.34	27.78	28.40	0.28



Corporate Information

Officers

Kenneth T. Murphy
Chairman of the Board

F. Scott Dueser
President and Chief Executive Officer

J. Bruce Hildebrand
Executive Vice President and Chief Financial Officer

Gary L. Webb
Executive Vice President

Gary S. Gragg
Senior Vice President

Robert S. Patterson
Senior Vice President, Trust Services

William A. Rowe
Vice President, Investment Securities

Gaila Kilpatrick
Administrative Officer

Directors

Kenneth T. Murphy
Chairman of the Board

Joseph E. Canon
Executive Director, Dodge Jones Foundation

Mac A. Coalson
Real Estate and Ranching

David Copeland
President, Shelton Family Foundation

F. Scott Dueser
President and Chief Executive Officer

Derrell E. Johnson
President, American Council of Engineering Companies Life Health Trust

Kade Matthews
Ranching and Investments

Raymond A. McDaniel, Jr.
Investments

Bynum Miers
Ranching

James M. Parker
President, Parker Properties, Inc.

Jack D. Ramsey, M.D.
Physician

Dian Graves Stai
Investments

F.L. (Steve) Stephens
Retired Chairman and Chief Executive Officer, Town & Country Food Stores, Inc.

Johnny E. Trotter
President and Chief Executive Officer, Livestock Investors, Ltd.

Annual Meeting
Tuesday, April 27, 2004
Abilene Civic Center
1100 N. Sixth Street
Abilene, Texas 79601

Corporate Offices
400 Pine Street
Abilene, Texas 79601
325.627.7155
ffin@abilene.com
http://www.ffin.com

Corporate Mailing Address
P.O. Box 701
Abilene, Texas 79604

Common Stock Listing
The NASDAQ Stock Market®
Symbol: FFIN

For Financial Information, Contact:
J. Bruce Hildebrand
Executive Vice President
325.627.7167

Transfer Agent
The Bank of New York
1.866.828.8173

Address Shareholder Inquiries to:
Shareholder Relations Dept.
P.O. Box 11258
Church Street Station
New York, NY 10286

E-mail Address:
shareowner-svcs@bankofny.com

The Bank of New York Stock Transfer Website:
http://www.stockbny.com

Send Certificates for Transfer and Address Changes to:
Receive and Deliver Dept.
P.O. Box 11002
Church Street Station
New York, NY 10286

Independent Public Auditors
Ernst & Young LLP

2002 Common Stock Market Value and Dividend Data

Quarter	High	Low	Close	Dividends
Fourth	$33.60	$27.72	$30.40	$0.28
Third	33.38	27.88	29.15	0.28
Second	34.40	26.40	33.47	0.28
First	27.44	23.44	26.57	0.24

FIRST FINANCIAL BANKSHARES™

A Family of Community Banks℠

400 Pine Street, Abilene, Texas 79601
www.ffin.com